Exhibit 99.1

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	126,037,538	630,067,369	88,408,173
Short-term investments	-	109,663,603	15,387,495
Accounts receivable, net	9,842,827	22,946,034	3,219,683
Prepayments and other current assets	14,876,106	11,018,496	1,546,065
Inventories, net	1,373,911	1,248,921	175,243
Total current assets	152,130,382	774,944,423	108,736,659

NON-CURRENT ASSETS
Prepayment and deposits, net	310,468	311,468	43,704
Property and equipment, net	1,598,134	1,175,439	164,932
Investments in unconsolidated entities	600,000	600,000	84,189
Right-of-use assets, net	2,988,691	2,528,974	354,854
Deferred tax assets	2,931,528	81	11
Total non-current assets	8,428,821	4,615,962	647,690

Total assets	160,559,203	779,560,385	109,384,349

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	1,314,370	7,890,510	1,107,160
Contract liabilities	2,230,852	542,969	76,187
Other payables and accrued liabilities	9,097,870	11,335,909	1,590,603
Operating lease liabilities - current	1,063,396	1,162,034	163,051
Loan payable	2,903,896	2,754,876	386,552
Convertible bonds	-	33,546,560	4,707,100
Taxes payable	625,608	35,947	5,044
Total current liabilities	17,235,992	57,268,805	8,035,697

NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	2,058,068	1,512,463	212,222
Warrant liabilities	62,200	1,062	149
Total non-current liabilities	2,120,268	1,513,525	212,371

Total liabilities	19,356,260	58,782,330	8,248,068

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares[1] ($0.001 par value; 500,000,000 shares authorized, 5,941,204 shares issued and outstanding at December 31, 2023, 110,254,155 shares issued and outstanding at June 30, 2024)	42,318	783,756	110,254
Additional paid-in capital	286,296,970	986,760,479	139,466,717
Accumulated deficit	(146,909,851)	(267,133,340)	(37,659,481)
Statutory reserves	3,052,776	2,552,776	360,424
Accumulated other comprehensive loss	(1,365,466)	(1,258,738)	(1,013,238)
Total MICROCLOUD HOLOGRAM INC. shareholders’ equity	141,116,747	721,704,933	101,264,676

Non-controlling interests	86,196	(926,878)	(128,395)

Total shareholders’ equity	141,202,943	720,778,055	101,136,281

Total liabilities and shareholders’ equity	160,559,203	779,560,385	109,384,349

[1]	All period results have been adjusted for the reverse stock split effective February 2, 2024 (Note 15).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD
OPERATING REVENUES
Products	20,639,028	7,570,587	1,065,500
Services	77,275,797	121,097,052	17,043,440
Total operating revenues	97,914,825	128,667,639	18,108,940

Cost of Revenues	(47,954,709)	(105,235,177)	(14,811,008)

GROSS PROFIT	49,960,116	23,432,462	3,297,932

OPERATING EXPENSES
Selling expenses	(4,791,392)	(1,172,939)	(165,082)
General and administrative expenses	(11,938,748)	(14,852,131)	(2,090,318)
Research and development expenses	(49,469,390)	(140,979,009)	(19,841,667)
Provision for expected credit loss	(15,686,227)	(590,534)	(83,113)
Change in fair value of warrant liabilities	-	61,339	8,633
Total operating expenses	(81,885,757)	(157,533,274)	(22,171,547)

LOSS FROM OPERATIONS	(31,925,641)	(134,100,812)	(18,873,615)

OTHER INCOME
Finance income, net	1,803,061	5,348,098	752,702
Other income, net	108,643	9,548,647	1,343,896
Total other income, net	1,911,704	14,896,745	2,096,598

LOSS BEFORE INCOME TAXES	(30,013,937)	(119,204,067)	(16,777,017)
Income tax credit/(expense)	993,927	(2,532,496)	(356,429)

NET LOSS	(29,020,010)	(121,736,563)	(17,133,446)

Less: Net loss attributable to non-controlling interests	(348,932)	(1,013,074)	(142,582)

NET LOSS ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC. ORDINARY SHAREHOLDERS	(28,671,078)	(120,723,489)	(16,990,864)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	3,068,043	106,728	15,021

COMPREHENSIVE LOSS	(25,951,967)	(121,629,835)	(17,118,425)

Less: Comprehensive loss attributable to non-controlling interests	(348,932)	(1,013,074)	(142,582)

COMPREHENSIVE LOSS ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC. ORDINARY SHAREHOLDERS	(25,603,035)	(120,616,761)	(16,975,843)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted[1]	2,007,160	29,136,261	29,136,261

LOSS PER SHARE
Basic and diluted[1]	(14.28)	(4.14)	(0.58)

[1]	All period results have been adjusted for the reverse stock split effective February 2, 2024 (Note 15).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Accumulated deficit		Other	Non-
	Shares[1]	Par Value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income	controlling interests	Total	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2022	5,081,204	36,144	254,138,709	11,110,699	(65,500,622)	(3,182,525)	291,921	196,894,326	27,248,793
Net loss	-	-	-	-	(28,671,078)	-	(348,932)	(29,020,010)	(4,016,167)
Foreign currency translation	-	-	-	-	-	3,068,043	-	3,068,043	424,596
BALANCE, June 30, 2023	5,081,204	36,144	254,138,709	11,110,699	(94,171,700)	(114,482)	(57,011)	170,942,359	23,657,222

	Ordinary shares		Additional	Accumulated deficit		Other	Non-
	Shares[1]	Par Value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income	controlling interests	Total	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2023	5,941,204	42,318	286,296,970	3,052,776	(146,909,851)	(1,365,466)	86,196	141,202,943	19,936,316
Net loss	-	-	-	-	(120,723,489)	-	(1,013,074)	(121,736,563)	(17,133,446)
Disposal of subsidiaries	-	-	-	(500,000)	500,000	-	-	-	-
Shares converted from convertible promissory note	104,312,951	741,438	700,463,509	-	-	-	-	701,204,947	98,390,280
Foreign currency translation	-	-	-	-	-	106,728	-	106,728	(56,869)
BALANCE, June 30, 2024	110,254,155	783,756	986,760,479	2,552,776	(267,133,340)	(1,258,738)	(926,878)	720,778,055	101,136,281

[1]	All period results have been adjusted for the reverse stock split effective February 2, 2024 (Note 15).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(29,020,010)	(121,736,563)	(17,133,446)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,525,946	434,622	61,170
Amortization of operating lease right-of-use assets	831,551	550,182	77,434
Provision for expected credit loss	15,671,985	590,534	83,113
Deferred tax (benefits) expense	(943,920)	2,931,447	412,578
Gain from short-term investments	-	(2,682,181)	(377,495)
Change in fair value of warrant liabilities	-	(61,339)	(8,633)
Stock compensation expense	-	954,086	134,280
Change in operating assets and liabilities:
Accounts receivable	(731,937)	(13,693,741)	(1,913,096)
Prepayment and other current assets	(4,087,488)	3,857,610	554,279
Inventories	(96,399)	124,990	18,738
Prepayments and deposits	20,553	(1,000)	131
Accounts payable	1,793,316	6,576,140	921,585
Operating lease liabilities	(795,720)	(537,432)	(75,761)
Contract liabilities	(2,368,021)	(1,687,883)	(238,785)
Other payables and accrued liabilities	(117,068)	2,238,039	306,083
Taxes payable	1,781	(589,661)	(83,285)
Net cash used in operating activities	(16,315,431)	(122,732,150)	(17,261,110)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments	-	(106,973,268)	(15,010,000)
Purchases of property and equipment	(345,488)	(11,927)	(1,679)
Investments in unconsolidated entities	(600,000)	-	-
Net cash used in investing activities	(945,488)	(106,985,195)	(15,011,679)

CASH FLOWS FROM FINANCING ACTIVITIES:
Received from convertible promissory note	-	733,797,421	102,963,100
Repayments from related parties	60,280	-	-
Repayments to related parties	(350,000)	-	-
Repayments of third-party loan	(384,539)	(3,389,020)	(476,977)
Proceeds of third-party loan	-	3,240,000	456,004
Net cash (used in) provided by financing activities	(674,259)	733,648,401	102,942,127

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	3,088,321	98,775	(56,291)

CHANGE IN CASH AND CASH EQUIVALENTS	(14,846,857)	504,029,831	70,613,047

CASH AND CASH EQUIVALENTS, beginning of period	151,119,985	126,037,538	17,795,126

CASH AND CASH EQUIVALENTS, end of period	136,273,128	630,067,369	88,408,173

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	4,411	1,058	149
Cash paid for interest	6,887	54,476	7,667

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Conversion of debt to equity	-	(700,250,861)	(98,554,701)
Initial recognition of right-of-use assets and lease liabilities	-	90,465	12,732

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

MicroCloud Hologram Inc. (“MicroCloud”, formerly known as Golden Path Acquisition Corporation (“Golden Path” or “the Company”)), a Cayman Islands exempted company, is a leading holographic digitalization technology service provider in China, which is committed to providing first-class holographic technology services to the customers worldwide.

On September 16, 2022, the Company consummated the previously announced business combination pursuant to the Merger Agreement, by and among Golden Path, Golden Path Merger Sub, and MC Hologram Inc. (“MC”). Pursuant to the Merger Agreement, MC merged with Golden Path Merger Sub, survived the merger and continued as the surviving company and a wholly owned subsidiary of Golden Path (the “Merger”, and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). Upon the closing of the Business Combination (the “Closing”), Golden Path changed its name to MicroCloud Hologram Inc., pursuant to which Golden Path issued 44,554,455 ordinary shares to MC shareholders. Prior to the Closing, the holders of Golden Path ordinary shares had the right to redeem all or a portion of their Golden Path ordinary shares calculated in accordance with Golden Path’s governing documents. At the Closing, each of Golden Path’s public units separated into its components consisting of one ordinary share, one warrant and one right, and as a result, the units no longer trade as a separate security. As a result of the Closing of the Business Combination, after reflecting the actual redemption of 2,182,470 shares by Golden Path shareholders, MC owns approximately 87.68% of the outstanding Golden Path ordinary shares, the former shareholders of Golden Path owns approximately 11.57% of the outstanding Golden Path ordinary shares, and Peace Asset Management, a private held entity who facilitated the business combination, owns approximately 0.75% as of June 30, 2023 (not giving effect to any shares issuable to them upon the exercise of any Golden Path warrants). Immediately after giving effect to the Business Combination, MicroCloud has 50,812,035 ordinary shares issued and outstanding, and 6,020,500 warrants outstanding. The proceeds received from the Reverse Recapitalization is $33.2 million, net of certain transaction costs.

As a result of the consummation of the Business Combination, MC is now a wholly owned subsidiary of the Company, which has changed its name to MicroCloud Hologram Inc.

Following the Closing, on September 19, 2022, the ordinary shares and public warrants outstanding upon the Closing began trading on the NASDAQ Stock Exchange (the “NASDAQ”) under the symbols “HOLO” and “HOLOW,” respectively.

The transaction was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States (“GAAP”) because the primary assets of Golden Path would be nominal following the close of the Merger. Under this method of accounting, Golden Path was treated as the “acquired” company for financial reporting purposes and MC was determined to be the accounting acquirer based on the terms of the Merger and other factors including: (i) MC’s stockholders have a majority of the voting power of the combined company, (ii) MC comprises a majority of the governing body of the combined company, and MC’s senior management comprises all of the senior management of the combined company, and (iii) MC comprises all of the ongoing operations of the combined entity. Accordingly, for accounting purposes, this transaction was treated as the equivalent of the Company issuing shares for the net assets of Golden Path, accompanied by a recapitalization. The shares and net loss per common share, prior to the Reverse Recapitalization, have been retroactively restated as shares reflecting the Exchange Ratio established in the Reverse Recapitalization (one Golden Path share for one Company share). The net assets of Golden Path were recorded at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Reverse Recapitalization are those of MC.

The accompanying unaudited consolidated financial statements reflect the activities of the Company and each of the following entities as of June 30, 2024:

Name	Background		Ownership
MC Hologram Inc (“MC”)	-	A Cayman Islands company	100% owned by MicroCloud
	-	Formed on November 10, 2020
	-	Registered capital of USD 50,000
	-	A holding company

Quantum Edge HK Limited (“Mengyun HK”)	-	A Hong Kong company	100% owned by MC
	-	Formed on November 25, 2020
	-	Registered capital of HK 10,000 (USD 1,290)
	-	A holding company

Beijing Xihuiyun Technology Co., Ltd (“Beijing Xihuiyun”)	-	A PRC limited liability company	100% owned by Mengyun HK
	-	Formed on May 11, 2021
	-	Registered capital of RMB 207,048,000
	-	A holding company

Shanghai Mengyun Holographic Technology Co., Ltd. (“Shanghai Mengyun”)	-	A PRC limited liability company	81.63% owned by Beijing Xihuiyun and 18.37% owned by Mengyun HK
	-	Formed on March 24, 2016
	-	Registered capital of RMB 27,000,000
	-	Primarily engages in holographic integrated solutions.

Shenzhen Mengyun Holographic Technology Co., Ltd. (“Shenzhen Mengyun”)	-	A PRC limited liability company	100% owned by Shanghai Mengyun
	-	Formed on March 15, 2016
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic integrated solutions.

Shenzhen Qianhai Youshi Technology Co., Ltd. (“Qianhai Youshi”)	-	A PRC limited liability company	100% owned by Shanghai Mengyun
	-	Formed on August 14, 2014
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic content sales and SDK software services.
	-	Disposed on September 30, 2023.

Name	Background		Ownership
Shenzhen Yijia Network Technology Co., Ltd. (“Yijia Network”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on September 25, 2008
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic content sales and SDK software services.
	-	Disposed on September 30, 2023.

Horgos Youshi Network Technology Co., Ltd. (“Horgos Youshi”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on November 2, 2020
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic content sales and SDK software services.
	-	Disposed on September 30, 2023.

Horgos Weiyi Software Technology Co., Ltd. (“Horgos Weiyi”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on September 6, 2016
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic integrated solutions.
	-	Dissolved on May 16, 2024.

Shenzhen BroadVision Technology Co., Ltd. (“Shenzhen Bowei”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on April 12, 2016
	-	Registered capital of RMB 10,000,000
	-	Primarily engages in holographic PCBA solutions.

Mcloudvr Software Network Technology HK Co., Limited (“Mcloudvr HK”)	-	A Hong Kong company	100% owned by Shenzhen Mengyun
	-	Formed on February 2, 2016
	-	Registered capital of HKD 100,000
	-	Primarily engages in holographic integrated solutions.

Name	Background		Ownership
Shenzhen Tianyuemeng Technology Co., Ltd. (“Shenzhen Tianyuemeng”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on January 6, 2014
	-	Registered capital of RMB 20,000,000
	-	Primarily engages in holographic advertising services.
	-	Disposed on September 30, 2023.

Shenzhen Yunao Hongxiang Technology Co., Ltd. (“Shenzhen Yunao”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on December 3, 2021
	-	Registered capital of RMB 5,000,000
	-	Advertising service
	-	Dissolved on August 11, 2023.

Broadvision Intelligence (Hong Kong), Ltd. (“Broadvision HK”)	-	A Hong Kong company	100% owned by Shenzhen Bowei
	-	Formed on November 5, 2020
	-	Registered capital of HKD 10,000
	-	No operation

Horgos BroadVision Technology Co., Ltd. (“Horgos Bowei”)	-	A PRC limited liability company	100% owned by Shenzhen Bowei
	-	Formed on November 4, 2020
	-	Registered capital of RMB 1,000,000
	-	Primarily engages in holographic PCBA solutions.
	-	Dissolved on May 16, 2024.

Horgos Tianyuemeng Technology Co., Ltd. (“Horgos Tianyuemeng”)	-	A PRC limited liability company	100% owned by Shenzhen Tianyuemeng
	-	Formed on October 23, 2020
	-	Registered capital of RMB 1,000,000
	-	Primarily engages in SDK software services.
	-	Disposed on September 30, 2023.

Ocean Cloud Technology Co., Limited. (“Ocean HK”)	-	A Hong Kong company	56% owned by Mcloudvr HK
	-	Formed on November 4, 2021
	-	Registered capital of HKD 10,000
	-	No operation

Name	Background		Ownership
Shenzhen Haiyun Xinsheng Technology Co., Ltd. (“Shenzhen Haiyun”)	-	A PRC limited liability company	100% owned by Ocean HK
	-	Formed on December 3, 2021
	-	Registered capital of RMB 300,000
	-	No operation

Shenzhen Haiyun Xingchen Technology Co., Ltd. (“Haiyun Xingchen”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on February 26, 2024
	-	Registered capital of RMB 300,000
	-	No operation

Yichang Ji Yue Technology Ltd. (“Yichang Ji Yue”)	-	A PRC limited liability company	100% owned by Haiyun Xingchen
	-	Formed on January 18, 2021
	-	Registered capital of RMB 1,000,000
	-	Advertising service

BeiJing Ji Yue Technology Ltd. (“BeiJing Ji Yue”)	-	A PRC limited liability company	100% owned by Yichang Ji Yue
	-	Formed on July 24, 2018
	-	Registered capital of RMB 500,000
	-	Advertising service

Shenzhen Youmi Technology Co., Ltd. (“Shenzhen Youmi”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on March 17, 2022
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Game promotion and advertising service
	-	Disposed on May 31, 2023

Shenzhen Yushian Technology Co., Ltd. (“Shenzhen Yushian”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on February 18, 2022
	-	Registered capital of RMB 1,000,000
	-	Advertising service

Horgos Youmi Technology Co., Ltd. (“Horgos Youmi”)	-	A PRC limited liability company	100% owned by Shenzhen Youmi
	-	Formed on January 29, 2022
	-	Registered capital of RMB 5,000,000
	-	Advertising service
	-	Disposed on May 31, 2023

Name	Background		Ownership
Horgos Yushian Technology Co., Ltd. (“Horgos Yushian”)	-	A PRC limited liability company	100% owned by Shenzhen Yushi
	-	Formed on March 24, 2022
	-	Registered capital of RMB 5,000,000
	-	Advertising service
	-	Dissolved on December 18, 2023.

Kashgar Youshi Information Technology Co., Ltd. (“Kashgar Youshi”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on May 5, 2016
	-	Registered capital of RMB 5,000,000
	-	Primarily engages in holographic content sales and SDK software services.
	-	Disposed on September 30, 2023.

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2024. Accordingly, these unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the year ended December 31, 2023.

Principles of consolidation

The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit loss, useful lives of property, equipment and intangible assets, the recoverability of long-lived assets, warrant liabilities, uncertain tax position. Actual results could differ from those estimates.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Non-controlling interests

Our non-controlling interests represent the minority shareholders’ ownership interests related to our subsidiaries, including 44% for Ocean HK and its subsidiaries. The non-controlling interests are presented in the consolidated balance sheets separately from equity attributable to our shareholders. Non-controlling interests in the results of us are presented on the consolidated statement of income as allocations of the total income or loss for the six months ended June 30, 2024 between non-controlling interest holders and our shareholders.

Non-controlling interests consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Ocean HK	86,196	(926,878)	(128,395)
Total non-controlling interests	86,196	(926,878)	(128,395)

Foreign currency translation and other comprehensive income (loss)

On June 30, 2023, the Company determined that it would qualify as a foreign private issuer, as that term is defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, beginning as of July 1, 2023. The reporting currency of the Company was Renminbi (“RMB”) for the year ended December 31, 2023. The company has also presented USD for the period ended June 30, 2024 as additional information to the reader.

Pursuant to Accounting Standards Codification (“ASC”) 830 “Foreign Currency Matters”, the Company determined that its functional currency is RMB. MicroCloud and its Hong Kong subsidiaries, Mengyun HK, Broadvision HK, Ocean HK and Mcloudvr HK, maintain their book and records in USD, hence their financial information were translated into RMB in preparation of the consolidated financial statements. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. The resulting foreign currency translation adjustment is recorded in other comprehensive income (loss).

The balance sheet amounts, except for shareholders’ equity for MC, Mengyun HK, Mcloudvr HK and Broadvision HK as of June 30, 2024 and December 31, 2023 were translated at RMB 1.00 to USD 0.1403 and to USD 0.1412, respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2024 and 2023 were RMB 1.00 to USD 0.1407 and to USD 0.1444, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC and HK.

Short-term investments

Short-term investments consist primarily of wealth management products issued by commercial banks and investment banks, which contains variable interest indexed to the performance of underlying assets and redeemable on demand. These investments are stated at fair value. Changes in the fair value are reflected in other income in the consolidation statements of income and comprehensive income.

Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit losses. The credit terms are generally 90 days.

Accounts receivable, net are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this ASU does not have a material effect on the Company’s consolidated financial statements.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivables are likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

The allowance for credit losses as of December 31, 2023 and June 30, 2024 was RMB 4,588,786 and RMB 2,232,523 (USD 313,257), respectively.

Property plant and equipment, net

Property plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Mechanical equipment	3 – 5 years
Electronic and other equipment	3 – 5 years
Vehicles	3 – 5 years

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its condensed consolidated financial statements and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Convertible bonds

Convertible bonds are debt or equity instruments that either require or permit the investor to convert the instrument into equity securities of the issuer. The Company accounts for its convertible notes in accordance with ASC 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and hedging – Embedded Derivatives or the substantial premium model in ASC 470-20 Debt – Debt with Conversion and Other Options applies. For the six months ended June 30, 2024, the convertible bonds amounted to RMB 33,546,560 (USD 4,707,100).

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Warrants liabilities

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company has elected to account for its Public Warrants as equity and the Private Warrants as liabilities.

Revenue recognition

Effective January 1, 2019, the Company adopted ASC Topic 606 using the modified retrospective adoption method. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

The Company’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

(i) Holographic Solutions

a. Holographic Technology LiDAR Products

The Company generates light detection and ranging (“LiDAR”) revenue through selling integrated circuit board embedded with holographic software. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a point in time when the control of products is transferred to customers.

b. Holographic Technology Intelligence Vision software and Technology Development Service

The Company generates revenue by developing advanced driver assistance systems (“ADAS”) software and technology, which are generally on a fixed-priced basis. The Company has no alternative use for the customized software and the Company has an enforceable right to payment for performance completed to date. Revenues from ADAS software development contracts are recognized over time during the contract period based on the Company’s measurement of progress towards completion using input method, which is usually measured by comparing labor hours expended to date to total estimated labor hours needed to satisfy the performance obligation. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period. The Company has a long history of developing various ADAS software resulting in its ability to reasonably estimate the progress toward completion on each fixed price customized contracts.

c. Holographic Technology Licensing and Content Products

The Company provides holographic content products and holographic software for music videos, shows, and commercials on a fixed-price basis. These contents and software are generally pre-developed and exist when made available to the customer. Content products are delivered through its website or offline using hard drive.

Revenues from licensing and content products are recognized at the point in time when the control of products or services is transferred to customers. No upgrades, maintenance, or any other post-contract customer support are provided.

d. Holographic Technology Hardware Sales

The Company is a distributer of holographic hardware and generates revenue through resale. In accordance with ASC 606, revenue recognition: principal agent consideration, an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. Otherwise, the entity is an agent in the transaction. The Company evaluates three indicators of control in accordance with ASU 2016-08: 1) For hardware sales, the Company is the most visible entity to customers and assumes fulfilment risk and risks related to the acceptability of products, including addressing customer complaints directly and handling of product returns or refunds directly. 2) The Company assumes inventory risk after taking the title from vendors and is responsible for product damage during shipment period prior to acceptance of its customers and is also responsible for product return if the customer is not satisfied with the products. 3) The Company determines the resale price of hardware products. 4) The Company is the party that directs the use of the inventory and can prevent the vendor from transferring the product to a customer or to redirect the products to a different customer. After evaluating the above scenario, the Company considers itself the principal of these arrangements and records hardware sales revenue on a gross basis.

Hardware sales contracts are on a fixed price basis with no separate sales rebate, discount, or other incentive. Revenue is recognized at a point in time when the Company has delivered products and the acceptance by its customer with no future obligation. The Company generally permits returns of products due to deficits; however, returns are historically insignificant.

(ii) Holographic Technology Service

Holographic advertisements are the use of holographic technology integrated into advertisements on media platforms and offline display. The Company enters advertising contracts with advertisers to promote merchandises and services where the price, which is generally based on cost per action (“CPA”), is fixed and determinable. The Company provides its advertising service to channel providers where the amounts cost per action are also fixed and determinable. Revenue is recognized at a point in time when agreed actions are performed. The Company considers itself as provider of the services under the CPA model as it has the control of the services at any time before it is transferred to the customers which is evidenced by 1) having a right to a service to be performed by the other party, which gives the Company the ability to direct that party to provide the service to the customers on the Company’s behalf. 2) having discretion in setting the price for the service 3) billing monthly advertising fee directly to customers by settling valid CPA data with customers. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. The Company also provides advertisement services through influencers on social networks. The Company charges advertisers a fixed rate, which is generally a fixed percentage of total value of merchandise sold over a specific period (“GMV”). Revenue is recognized at a point of time when merchandise is sold through social network.

The Company’s software development kit (“SDK”) service is a collection of software development tools in one installable package that enables customers (usually software developers) to add holographic functionality and run holographic advertisements in their APPs or software. SDK contracts are primarily on a fixed rate basis, or cost per SDK Connection. The Company recognizes SDK service revenue at a point in time when a user completes an SDK connection via a designated portal. Service fees are generally billed monthly based on per-connection basis.

The Company also provides game promotion services for game developers and licensed game operators. The Company acted as a marketing channel that it will promote the games through in-house or third-party platforms, from which users can download the mobile and purchase virtual currency for in game premium features to enhance their game playing experience. The Company contracts with third party payment platforms for collection services offered to game players who have purchased virtual currency. The game developers, licensed operator, payment platforms and the marketing channels are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company’s obligation in the promotion services is completed at a point in time when the game players made a payment to purchase virtual currency. The Company considered itself an agent in these arrangements since it does not control the services at any time. Accordingly, the Company records the game promotion service revenue on a net basis.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer. The Company has no contract assets as of December 31, 2023 and June 30, 2024.

Contract liabilities represent the billings or cash received for services in advance of revenue recognition which is recognized as revenue when all the Company’s revenue recognition criteria are met. The Company’s contract liabilities amounted to RMB 2,230,852 and RMB 542,969 (USD 76,187) as of December 31, 2023 and June 30, 2024, respectively. The Company expects to recognize this balance as revenue over the next 12 months.

Cost of revenues

For holographic solutions, the cost of revenue consists primarily of the costs of hardware products sold and outsourced content providers, third party software development costs, and compensation expenses for the Company’s professionals.

For holographic technology service, the cost of revenue consists primarily of costs paid to channel distributors for advertising services and compensation expenses for the Company’s professionals.

Cost allocation

Cost allocation include allocation of certain general and administrative and financial expenses paid by the Parent. General and administrative expenses consist primarily of salary and related expenses of senior management and employees, shared management expenses, including accounting, consulting, legal support services, and other expenses to provide operating support to the related businesses. These allocations are made using a proportional cost allocation method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company and the related expenses resulted from the acquisition of subsidiary.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed are subject to examination by any applicable tax authorities.

Leases

Effective January 1, 2022, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. On January 1, 2022, the Company recognized approximately RMB 5.7 million (USD 0.9 million) of right of use (“ROU”) assets and approximately RMB 5.7 million (USD 0.9 million) of operating lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 7%.

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All the Company’s real estate leases are classified as operating leases.

When determining the lease payments for an operating lease transitioning to ASC 842 using the effective date, it’s based on future payments at the transition date, based on the present value of lease payments over the remaining lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Loss per share

The Company computes earnings/loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. Majority of the Company’s business activities are carried out in PRC, hence no geographical segment is disclosed. The Company has determined two operating segments: (1) Holographic solutions, and (2) Holographic technology service.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses enabling investors to better understand an entity’s overall performance and assess potential future cash flows. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The standard will be effective for annual reporting periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 — Business combination

Acquisition of Yichang Ji Yue

On March 1, 2024, Haiyun Xingchen entered into Acquisition Framework Agreement to acquire 100 % equity interests of Yichang Ji Yue, a provider of advertising services. The aggregate purchase price is RMB 2 and the transaction consummated on March 1, 2024.

The Company’s acquisition of Yichang Ji Yue was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Yichang Ji Yue based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The Company considers that the carrying balance of the financial statement of Yichang Ji Yue at the date of the acquisition is equal to the fair value, as all key items of the financial statements of Yichang Ji Yue are related to basic commercial transactions, and the term is relatively short. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Yichang Ji Yue and translated the fair value from USD to RMB using the exchange rate on March 1, 2024 at the rate of RMB 1.00 to USD 0.1407.

	Fair value	Fair value
	RMB	USD
Cash	1,091,759	153,641
Other current assets	4,373,975	615,541
Current liabilities	(5,465,734)	(769,182)
Total consideration	-	-

Note 4 — Short-term Investments

Short-term Investments consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Wealth management product	-	109,663,603	15,387,495

On May 17, 2024, the Company purchased a wealth management product from Guotai Junan Financial Products Limited, which is redeemable on demand and expected to mature on November 25, 2024. Guotai Junan Financial Products Limited provides the fair value of the product at the end of each period, which is based on the performance of the underlying stock. For the six months ended June 30, 2023 and 2024, the Company recognized investment income from its short-term investments of RMB nil and RMB 2,682,181 (USD 377,495), respectively, in the consolidated statements of income and comprehensive income.

Note 5 — Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable	14,431,613	25,178,557	3,532,940
Less: allowance for expected credit loss	(4,588,786)	(2,232,523)	(313,257)
Accounts receivable, net	9,842,827	22,946,034	3,219,683

The following table summarizes the changes in allowance for expected credit loss:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Beginning balance	4,862,941	4,588,786	647,886
Provision for expected credit loss	274,155	590,534	83,113
Recovery	-	1,765,729	248,512
Exchange rate difference	-	-	(3,004)
Ending balance	4,588,786	2,232,523	313,257

Note 6 — Inventories, net

Inventories, net consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Raw materials	1,362,592	1,391,278	195,218
Finished goods	187,778	34,102	4,785
Total	1,550,370	1,425,380	200,003
Less: Inventory allowance	(176,459)	(176,459)	(24,760)
Inventories, net	1,373,911	1,248,921	175,243

Note 7 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Office equipment	1,005,558	1,005,558	141,095
Mechanical equipment	1,059,178	1,059,178	148,619
Electronic and other equipment	3,167,783	3,179,710	446,163
Vehicles	43,982	43,982	6,171
Subtotal	5,276,501	5,288,428	742,048
Less: accumulated depreciation	(3,678,367)	(4,112,989)	(577,116)
Total	1,598,134	1,175,439	164,932

Depreciation expense for the six months ended June 30, 2023 and 2024 amounted to RMB 336,741 and RMB 434,622 (USD 61,170), respectively.

Note 8 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Salary payables	4,965,078	4,941,141	693,318
Other payables and accrued expenses	4,132,792	6,394,768	897,285
Total other payables and accrued liabilities	9,097,870	11,335,909	1,590,603

Note 9 — Convertible bonds

Bonds payable consist of the follows:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Investors	-	33,546,560	4,707,100

From January to June 2024, the Company entered into convertible note purchase agreements with investors, pursuant to which the Company will issue to each investor an unsecured convertible promissory note. Each note has a term of 360 days and bears an interest at 0% per annum. If an event of default on the Note occurs, interest shall accrue on the outstanding balance at the rate equal to the lesser of 10% per annum or the maximum rate permitted under applicable law until paid. Each Investors has the right at any time after the purchase amount has been paid in full, at its election, to convert all or a portion of the outstanding balance under each of the note into ordinary shares of the Company of par value US$0.001. As of December 31, 2023 and June 30, 2024, there were RMB nil and RMB 33,546,560 (USD 4,707,100) bonds payable outstanding, respectively.

Note 10 — Taxes

Cayman Islands

MicroCloud, MC was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Mengyun HK, Broadvision HK, Ocean HK and Mcloudvr HK, our subsidiaries incorporated in Hong Kong, are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision for operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shanghai Mengyun obtained the “high-tech enterprise” tax status in October 2017 and further renewed in November 2023, which reduced its statutory income tax rate to 15% from January 2017 to December 2024. Shenzhen Mengyun obtained the “high-tech enterprise” tax status in November 2018 and further renewed in December 2021, which reduced its statutory income tax rate to 15% from January 2018 to December 2023. Shenzhen Bowei obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2023.

Horgos Weiyi, Horgos Youshi, Horgos Bowei and Horgos Tianyuemeng were formed and registered in Horgos in Xinjiang, China from 2016 to 2020, and Kashgar Youshi was formed and registered in Kashgar in Xinjiang, China in 2016. These companies are not subject to income tax for 5 years and can obtain another two years of tax exemption status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries.

Significant components of the income tax credit/(expense) are as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2024
	RMB	RMB	USD
Current	50,007	398,951	56,149
Deferred	943,920	(2,931,447)	(412,578)
Benefit of income taxes	993,927	(2,532,496)	(356,429)

Deferred tax assets

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Deferred tax assets:
Allowance for expected credit loss	258,718	288,310	40,454
Impairment loss for investment	240,000	400,000	56,126
Net operating loss carry forward	18,180,820	14,347,809	2,013,219
Inventory reserve	26,469	26,469	3,714
Right of use	152,685	27,418	3,847
Less: valuation allowance	(15,927,164)	(15,089,925)	(2,117,349)
Deferred tax assets, net	2,931,528	81	11

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary differences can be utilized. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Company’s estimate of its future taxable income. If events occur in the future that allow the Company to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

As of June 30, 2024, the Company had net operating loss carry forwards of approximately RMB 96,311,852 (USD 13,555,122), which arose from Shanghai Mengyun, Shenzhen Mengyun, Shenzhen Yushian and Shenzhen Bowei, the subsidiaries established in the PRC, and will expire during the period from 2025 to 2029.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT are based on gross sales price. VAT rate is 6% on services and 13% on goods in China.

Taxes payable consisted of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
VAT taxes payable	198,966	15,095	2,118
Income taxes payable	394,809	59	8
Other taxes payable	31,833	20,793	2,918
Totals	625,608	35,947	5,044

Note 11 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short-term investments consisting of time deposit. In China, the insurance coverage for cash deposits at each bank is RMB 500,000. As of June 30, 2024 and December 31, 2023, cash and time deposit balance of RMB 630,067,369 (USD88,408,173) and RMB126,037,538 was deposited with financial institutions located in China, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the six months ended June 30, 2024, two customers accounted for 17.1% and 10.3% of the Company’s total revenues, respectively. For the six months ended June 30, 2023, one customer accounted for 26.0% of the Company’s total revenues.

As of June 30, 2024, two customers accounted for 27.7% and 11.7% of the Company’s accounts receivable, respectively. As of December 31, 2023, three customers accounted for 19.8%, 13.0% and 11.8% of the Company’s accounts receivable, respectively.

Vendor concentration risk

For the six months ended June 30, 2024, three vendors accounted for 20%, 12.1% and 10.5% of the Company’s total purchases. For the six months ended June 30, 2023, two vendors accounted for 50.7% and 14% of the Company’s total purchases.

As of June 30, 2024, three vendors accounted for 33.2%, 24.4% and 12% of the Company’s accounts payable. As of December 31, 2023, three vendors accounted for 36.1%, 26.1% and 22.2% of the Company’s accounts payable, respectively.

Note 12 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has several offices lease agreements with lease terms ranging from two to six years. Upon adoption of ASU 2016-02 on January 1, 2022, the Company recognized approximately RMB 5.7 million (USD 0.9 million) of right of use (“ROU”) assets and approximately RMB 5.7 million (USD 0.9 million) of operating lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 7.0%. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

As of June 30, 2024, the Company’s operating leases had a weighted average remaining lease term of approximately 2.10 years.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expenses for the six months ended June 30, 2024 and 2023 were RMB 631,902 (USD 88,666) and RMB 960,220, respectively.

The maturity of the Company’s lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount	Operating Lease Amount
	RMB	USD
2024 (remaining six months)	650,125	91,223
2025	1,341,786	188,273
2026	893,188	125,328
Total lease payments	2,885,099	404,824
Less: Interest	(210,602)	(29,551)
Present value of lease liabilities	2,674,497	375,273

Future amortization of Company’s ROU assets is presented below:

Twelve Months Ending December 31,	Operating Lease Amount	Operating Lease Amount
	RMB	USD
2024 (remaining six months)	554,636	77,824
2025	1,169,442	164,091
2026	804,896	112,939
Total	2,528,974	354,854

Note 13 — Warrant liabilities

As of June 30, 2024, the Company had 5,750,000 public warrants and 270,500 private warrants.

The Company accounts for its outstanding Warrants in accordance with the guidance contained in ASC 815-40-15-7D and 7F. Management has determined that the Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Private Warrants as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period. Management has further determined that its Public Warrants qualify for equity treatment. Warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations.

Public Warrants

On June 24, 2021, the Company sold 5,750,000 units at a price of $10.00 per Public Unit in its Initial Public Offering. Each Public Unit consists of one ordinary share of the Company, $0.0001 par value per share, one right and one redeemable warrant (the “Public Warrant”). Each Public Warrant entitles the holder to purchase one-half (1/2) of an ordinary share at an exercise price of $11.50 per whole share, subject to adjustment as described in Form S-1 Amendment No. 2 filed on June 11, 2021. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

The Public Warrants became exercisable on September 16, 2022, the Business Combination date. As of June 30, 2024, the Public Warrants are exercisable for cash as the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

Private Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 270,500 Private Units at $10.0 per unit. The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $625,000. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.90%), (2) expected warrant life of 5 years, (3) expected volatility of 58.40%, and (4) expected dividend yield of 0.

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 31, 2023	June 30, 2024	June 30, 2024
	USD	USD	RMB
Input
Share price	3.55	0.82	5.84
Risk-free interest rate	3.95%	4.50%	4.50%
Volatility	60.60%	61.30%	61.30%
Exercise price	11.50	115.00	819.58
Warrant life (yr)	3.71 years	3.21 years	3.21 years

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of December 31, 2023 and June 30, 2024, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	Warrant Liability		Quoted Prices In Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
December 31, 2023	RMB	62,200	RMB	-	RMB	-	RMB	62,200
June 30, 2024	RMB	1,062	RMB	-	RMB	-	RMB	1,062

The following table summarizes the Company’s Warrants activities and status of Warrants on June 30, 2024:

Private Warrants	Warrants	Weighted Average Exercise Price Per Share	Average Remaining Period (Years)
Outstanding as of December 31, 2023	270,500	$11.50	4.00
Issued	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Expired	-	-	-
Outstanding as of June 30, 2024	270,500	$115.00	3.21

Note 14 — Commitments and contingencies

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

The Company, along with its shareholder Joyous JD Limited, has initiated litigation in the New York Supreme Court New York County against Greenland Asset Management Corporation, the sponsor of the pre-business combination company, Golden Path Acquisition Corporation (“Sponsor”).

1. Joyous JD Limited is seeking damages in connection with the Sponsor’s breach of certain investment agreements which was executed by and between the Sponsor and Joyous JD Limited;

2. The Company is seeking damages in connection with the Sponsor’s noncompliant misuse of Form S-4 in registering shares during the course of the business combination, which resulted in a forced withdrawal of the Form S-4. The Company has commenced lawsuit seeking damages.

The Court has accepted the complaint filed by the Company and Joyous JD Limited. Due to uncertainty over the process and outcome of the lawsuit, the final ruling of the Court shall prevail.

Note 15 — Shareholders’ equity

Ordinary shares

The Company was established under the laws of the Cayman Islands on May 9, 2018, with an authorized capital of 500,000,000 ordinary shares, each with a par value of $0.0001. Holders of the ordinary shares are entitled to one vote per share.

In January 2021, the Company effected a 10 for 1 share split, resulting in an aggregate of 10 ordinary shares outstanding. All share and per-share amounts have been retroactively restated to reflect the share split.

On January 6, 2021, the Company issued an aggregate of 1,150,000 founder shares to the Sponsor for an aggregate purchase price of $25,000 in cash.

On March 26, 2021, the Company issued an additional 287,500 founder shares to the Sponsor in connection with a recapitalization.

On June 24, 2021, the Company sold 5,750,000 units at a price of $10.00 per Public Unit in the Initial Public Offering.

Simultaneously on June 24, 2021, the Company issued 270,500 ordinary shares under the private placement of 270,500 private units at $10 per unit, to the Sponsor.

On January 30, 2024, the Company announced a Reverse Stock Split plan (the “Reverse Stock Split”). The plan became effective on February 2, 2024. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.0001, was combined into one (1) share of ordinary share, par value $0.001, and the authorized share capital of the Company was reduced from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each to US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each. Following the Share Consolidation, the authorized share capital of the Company was increased from US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each to US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each (the “Share Capital Increase”), by the creation of an additional 450,000,000 shares of a nominal or par value of US$0.001 each to rank pari passu in all respects with the existing shares in the capital of the Company. As of now, this increase has taken effect and the new share capital structure is in operation. The following information was adjusted for the Reverse Stock Split.

At the closing of the Business Combination, the issued and outstanding shares in MC held by the former MC shareholders was cancelled and ceased to exist, in exchange for the issue of an aggregate of 4,455,446 Golden Path Ordinary.

The number of shares of Common Stock issued immediately following the consummation of the Merger was 5,081,204 shares with a par value of USD 0.001 each.

On October 24, 2023, the Company issued 860,000 ordinary shares pursuant to the 2023 Employee Stock Incentive Plan.

As of December 31, 2023, the Company possessed 5,941,204 ordinary shares, each with a par value of USD 0.001.

On April 1, 2024, the Company issued 36,000 ordinary shares in accordance with the 2023 Employee Stock Incentive Plan.

From January to June in 2024, the Company issued 104,276,951 ordinary shares pursuant to the Convertible Note Purchase Agreements signed with the investors in 2024.

As of June 30, 2024, the Company had 110,254,155 ordinary shares issued and outstanding, each with a par value of USD 0.001.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Beijing Xihuiyun and Shanghai Mengyun (collectively “Mengyun PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Mengyun PRC entities.

Mengyun PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Mengyun PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund and staff bonus and welfare fund at its discretion. Mengyun PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, MicroCloud’s PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict MicroCloud’s PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2024, amounts restricted are the paid-in-capital and statutory reserve of MicroCloud’s PRC entities, which amounted to RMB 40,855,776.

Statutory reserve

During the six months ended June 30, 2024 and 2023, MicroCloud’s PRC entities collectively reduced RMB 500,000 and nil, of retained earnings for their statutory reserves, respectively.

Note 16 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has two operating segments: (1) holographic solutions, and (2) holographic technology service.

The following tables present summary information by segment for the six months ended June 30, 2024 and 2023:

	Holographic solutions	Holographic technology service	Total June 30, 2023	Total June 30, 2023
	RMB	RMB	RMB	USD
Revenues	20,639,027	77,275,798	97,914,825	14,138,917
Cost of revenues	(15,230,528)	(32,724,181)	(47,954,709)	(6,924,668)
Gross profit	5,408,499	44,551,617	49,960,116	7,214,249
Depreciation and amortization	(3,525,947)	-	(3,525,947)	(509,147)
Total capital expenditures	(345,488)	-	(345,488)	(49,889)

	Holographic solutions	Holographic technology service	Total June 30, 2024	Total June 30, 2024
	RMB	RMB	RMB	USD
Revenues	7,570,587	121,097,052	128,667,639	18,108,940
Cost of revenues	(2,114,283)	(103,120,894)	(105,235,177)	(14,811,008)
Gross profit	5,456,304	17,976,158	23,432,462	3,297,932
Depreciation and amortization	(25,572)	(409,050)	(434,622)	(61,170)
Total capital expenditures	(11,927)	-	(11,927)	(1,679)

Total assets as of:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Holographic solutions	142,626,614	755,705,126	106,037,088
Holographic technology service	17,932,589	23,855,259	3,347,261
Total assets	160,559,203	779,560,385	109,384,349

Note 17 — Subsequent events

The Company has performed an evaluation of subsequent events through September 20, 2024, which was the date of the consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the consolidated financial statements except for the events mentioned below.

On July 8, 2024, the Company entered into Convertible Note Purchase Agreements (“CNPA A”) with certain accredited investors, pursuant to which the Company will issue to the investors Unsecured Convertible Promissory Notes with an aggregate original principal amount of $28,000,000.

On August 12, 2024, the Company entered into Convertible Note Purchase Agreements (“CNPA B”) with certain accredited investors, pursuant to which the Company will issue to the investors Unsecured Convertible Promissory Notes with an aggregate original principal amount of $30,000,000.

On August 21, 2024, the Company entered into Convertible Note Purchase Agreements (“CNPA C”) with certain accredited investors, pursuant to which the Company will issue to the investors Unsecured Convertible Promissory Notes with an aggregate original principal amount of $28,000,000.

On August 30, 2024, the Company announced a Notice of Annual General Meeting of Members (the “Notice”), which was proposed to be held on September 27, 2024. The Notice included the following proposals that may be relating to the financial statements. 1) Share Consolidation Proposal. To consider and vote upon an ordinary resolution to effect a 1-for-20 share consolidation; 2) Share Capital Increase Proposal. To consider and vote upon an ordinary resolution to increase the Company’s share capital after the Share Consolidation; 3) Dual-Class Structure Proposal. To consider and vote upon a special resolution to create a Dual-Class Structure (re-designated shares into Class A Ordinary Shares and Class B Ordinary Shares, which represent different voting powers). All proposals mentioned above were not effective as the date of the consolidated financial statements were issued, and the Company is currently in the process of evaluating the disclosure impact of these proposals.